May 20, 1999
                                                                   31 75 6595720


Royal Ahold extends tender offer

Zaandam, The Netherlands, May 20, 1999 - Ahold Acquisition, Inc., a wholly-owned subsidiary of Royal Ahold, is extending the tender offer for the Preferred Stock of Supermarkets General Holdings Corporation ("SMGH") until 5:00 p.m., New York City time, on Friday, September 3, 1999. The offer had been scheduled to expire on Friday, May 21, 1999.

The offer has been made pursuant to an agreement under which Royal Ahold will acquire all of the outstanding shares of the capital stock of SMG-II Holdings Corporation ("SMG-II"). SMG-II controls the US supermarket company Pathmark Stores Inc.. Based upon information provided by Citibank N.A., as depositary for the offer, as of the close of business on May 17, 1999, approximately 1.1 million shares (22.4%) of the outstanding Preferred Stock have been tendered and not withdrawn. Completion of the tender offer is subject to a number of conditions, including obtaining necessary regulatory approvals and at least 66 2/3% of the shares of Preferred Stock being tendered in the offer and not withdrawn. (It is standard practice that the majority of shares will not be tendered until the final two days of the offering period.)

Ahold Acquisition agreed to extend the tender offer in connection with a Memorandum of Understanding that has been entered into on May 19th. The Memorandum set forth an agreement in principle of all concerned parties to settle a purported stockholder class action lawsuit on behalf of the holders of the SMGH Preferred Stock that had been brought against SMGH, its directors, its parent company SMG-II and Ahold Acquisition. The action relates to the pending tender offer and the allocation of the total consideration to be paid in the transaction among the equity owners of SMGH and SMG-II.

The proposed settlement is subject to a number of conditions, including the approval of the settlement by the Court of Chancery of the State of Delaware. If such approval becomes final, Ahold Acquisition has agreed to amend its tender offer to increase the offer price for the SMGH Preferred Stock to $40.25 per share, less any fees and expenses awarded to plaintiff's counsel by the court (which could total $0.40 per share of SMGH Preferred Stock). In such event, the total amount of merger consideration to be paid to the holders of the capital stock of SMG-II will be reduced accordingly. AS A RESULT, THE OVERALL CONSIDERATION AHOLD ACQUISITION WILL PAY IN CONNECTION WITH THE PATHMARK ACQUISITION WILL NOT INCREASE. The total price payable by Ahold Acquisition for all of the capital stock of SMG-II and the preferred stock of SMGH is approximately USD 250 million. Pursuant to the agreement, Royal Ahold will also indirectly assume all of the indebtedness of Pathmark, amounting to approximately USD 1.5 billion.



Ahold Public Relations, tel. +31 75 659 57 20
After office hours:  Hans Gobes:  +31 6 55 82 22 98 / Jan Hol:  +31 6 22 933 137

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Royal Ahold press  releases  may contain  'forward-looking  statements'.  Actual results may differ from such statements as they may have been influenced by factors beyond the company's ability to control.
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